Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276173

Prospectus Supplement

(to prospectus dated November 5, 2024)

AERIES TECHNOLOGY, INC.

10,566,347 Class A Ordinary Shares Issuable Upon Exercise of Exchange Rights

21,027,801 Class A Ordinary Shares Issuable Upon Exercise of Warrants

54,107,858 Class A Ordinary Shares

9,527,810 Warrants to Purchase Class A Ordinary Shares

Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated November 5, 2024 (the “Prospectus”) related to: (A) (i) up to 10,566,347 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Company”), upon exchange of shares of Aark Singapore Pte. Ltd. or Aeries Technology Group Business Accelerators Private Limited, pursuant to the exchange agreements dated November 6, 2023, and (ii) up to 21,027,801 Class A ordinary shares issuable upon the exercise of the (a) 11,499,991 redeemable warrants to purchase Class A ordinary shares that were issued by Worldwide Webb Acquisition Corp. as part of the units in its initial public offering (“IPO”), and (b) 9,527,810 redeemable warrants (the “Private Placement Warrants”) to purchase Class A ordinary shares originally issued to Worldwide Webb Acquisition Sponsor, LLC in a private placement that closed simultaneously with the consummation of the IPO; and (B) the resale from time to time by the Selling Securityholders (as defined in the Prospectus) of (i) an aggregate of up to 54,107,858 Class A ordinary shares, and (ii) up to 9,527,810 Private Placement Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 4, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “AERT” and “AERTW,” respectively. On December 3, 2024, the closing price of our Class A ordinary shares was $0.88 per share and the closing price of our warrants was $0.04 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 15 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 4, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2024

Aeries Technology, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

60 Paya Lebar Road, #08-13 Paya Lebar Square Singapore	409051
(Address of principal executive offices)	(Zip Code)

(919) 228-6404

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	AERT	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AERTW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On November 27, 2024, Aeries Technology, Inc. (“Aeries” or the “Company”) entered into an amended forward purchase agreement with Sandia Investment Management LP (the “Amended Forward Purchase Agreement”), which modified the original agreement dated November 3, 2023, as previously amended by a forward purchase agreement confirmation amendment dated November 3, 2024. The Amended Forward Purchase Agreement primarily (1) extended the reference date under the definition of “Maturity Date” (as defined in the forward purchase agreement) to 14 months after the closing of the business combination in November 2023, and (2) revised the Reset Price (as defined in the forward purchase agreement) to $0.25 per share.

The foregoing summary of the Amended Forward Purchase Agreement is qualified in its entirety by reference to the text of the document, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Chief Financial Officer Transition

On December 1, 2024, the Board of Directors of the Company (the “Board”) approved the termination of Rajeev Nair’s employment as the Company’s Chief Financial Officer, effective as of the close of business on November 29, 2024. In connection with the termination, a separation agreement and release was entered into with Mr. Nair, dated November 29, 2024 (the “Separation Agreement”), which provided for a severance payment in accordance with Section 4(d) of his employment agreement, dated November 6, 2023, with Aeries Technology Solutions, Inc., as amended on June 12, 2024, along with a customary release of claims.

The foregoing summary of the Separation Agreement is qualified in its entirety by reference to the text of the document, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

In connection with Mr. Nair’s departure, the Board appointed Sudhir Appukuttan Panikassery, the Company’s current Chief Executive Officer, to also serve as the interim Chief Financial Officer, effective as of November 30, 2024. Additionally, the Board appointed Maulik Doshi to serve as the interim principal accounting officer.

Mr. Doshi, age 40, has served as the Financial Controller for Aeries Technology Group Business Accelerators Private Limited since January 2020, overseeing financial operations and strategies across India, Singapore, Mexico, UAE, and the USA. In this role, he managed financial planning, accounting, reporting, and taxation while successfully executing the reporting for the consummation of Aeries’s business combination in November 2023. He also led the group’s global expansion by establishing offices in Mexico, Singapore, and the UAE, ensuring compliance with local regulations and optimizing financial structures. Before joining Aeries, Mr. Doshi held senior roles at Tata Consultancy Services Limited (one of the top IT services providers, NSE: TCS), including Region Finance Head for MEA, where he drove financial efficiencies through digitization and process improvements. Mr. Doshi is a Chartered Accountant from the Institute of Chartered Accountants of India (2005) and holds a Bachelor’s degree in Commerce from Gujarat University (2004).

There are no arrangements or understandings between Mr. Panikassery or Mr. Doshi and any other person pursuant to which Mr. Panikassery or Mr. Doshi was appointed to serve as Chief Financial Officer and Principal Accounting Officer of the Company, respectively, and there is no family relationship between Mr. Panikassery or Mr. Doshi and any of the Company’s other directors or executive officers. There are also no related party transactions between Mr. Panikassery or Mr. Doshi and the Company that are required to be reported pursuant to Item 404(a) of Regulation S-K.

Temporary Reduction of Base Compensation

As part of the Company’s efforts to optimize costs and enhance profitability, on December 1, 2024, the Board, based on the recommendation of the Compensation Committee of the Board, approved a temporary reduction in base compensation for the Chairman of the Board, certain executive officers and certain other management members, effective from December 1, 2024 to April 1, 2025. The Company’s Chief Executive Officer and interim Chief Financial Officer, Mr. Panikassery, and other named executive officers, Ajay Khare and Unni Nambiar, have agreed to temporary reductions of 29%, 20%, and 17%, respectively, in their base salaries.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Amended Forward Purchase Agreement, dated November 27, 2024, by and between Aeries Technology, Inc. and Sandia Investment Management LP.
10.2	Separation Agreement and Release, dated November 29, 2024, by and between Aeries Technology Solutions, Inc. and Rajeev Nair.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 4, 2024	AERIES TECHNOLOGY, INC.
A Cayman Islands exempted company

	By:	/s/ Sudhir Appukuttan Panikassery
	Name:	Sudhir Appukuttan Panikassery
	Title:	Chief Executive Officer and Interim Chief Financial Officer

3

Exhibit 10.1

Date:	November 27, 2024

To:	Aeries Technology, Inc., a Cayman Islands exempted company (“ATI”)

Address:	60 Paya Lebar Road, #08-13 Paya Lebar Square Singapore 409051

From:	Sandia Investment Management LP (“Seller”), acting as Investment Manager on behalf of the following Investors: (1) Diametric True Alpha Market Neutral Master Fund, LP and (2) Diametric True Alpha Enhanced Market Neutral Master Fund, LP.

Re:	OTC Equity Prepaid Forward Transaction

The purpose of this agreement (this “Confirmation”) is to amend and restate the terms and conditions of the transaction (the “Transaction”) entered into between Seller and Counterparty on November 3, 2023, as amended by a Forward Purchase Agreement Confirmation Amendment dated November 3, 2023 (the “Prior Amendment”). The term “Counterparty” refers to Worldwide Webb Acquisition Corp. (“WWAC”) until the Business Combination (as defined below), then to ATI, following the Business Combination. Upon the closing of the transactions contemplated by the BCA (as defined below) WWAC will change its name to Aeries Technology, Inc. and will indirectly control Aark Singapore Pte. Ltd., a Singapore private company limited by shares (“Target”). Certain terms of the Transaction shall be as set forth in this Confirmation, with additional terms as set forth in a Pricing Date Notice (the “Pricing Date Notice”) in the form of Schedule A hereto. This Confirmation, together with the Pricing Date Notice(s), constitutes a “Confirmation” and the Transaction constitutes a separate “Transaction” as referred to in the ISDA Form (as defined below).

This Confirmation, together with the Pricing Date Notices, evidences a complete binding agreement between Seller and Counterparty as to the subject matter and terms of the Transaction to which this Confirmation relates and shall supersede all prior or contemporaneous written or oral communications with respect thereto.

The 2006 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”, and with the Swap Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. If there is any inconsistency between the Definitions and this Confirmation, this Confirmation governs. If, in relation to the Transaction to which this Confirmation relates, there is any inconsistency between the ISDA Form, this Confirmation (including the Pricing Date Notice), the Swap Definitions and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) this Confirmation (including the Pricing Date Notice(s)); (ii) the Equity Definitions; (iii) the Swap Definitions, and (iv) the ISDA Form.

This Confirmation, together with the Pricing Date Notice, shall supplement, form a part of, and be subject to an agreement in the form of the ISDA 2002 Master Agreement (the “ISDA Form”) as if Seller and Counterparty had executed an agreement in such form (but without any Schedule except as set forth herein under “Schedule Provisions”) on the Trade Date of the Transaction.

The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms

Type of Transaction:	Share Forward Transaction

Trade Date:	November 3, 2023

Pricing Date:	As specified in the Pricing Date Notice.

Effective Date:	One (1) Settlement Cycle following the Pricing Date.

Valuation Date:	The earliest to occur of (a) the end of a period of fourteen (14) months (or at the option of Seller, a longer period) following the closing of the transactions between Counterparty and Target pursuant to a Business Combination Agreement, dated as of March 11, 2023 (as the same may be amended, modified, supplemented or waived from time to time, the “BCA”), by and among Counterparty, the Target and certain other parties thereto (the “Business Combination”) and (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of a (x) Seller VWAP Trigger Event, (y) a Delisting Event or (z) a Registration Failure (in each case the “Maturity Date”).

Seller VWAP Trigger Event	An event that occurs if the VWAP Price, for any 20 trading days during a 30 consecutive trading day-period, is at or below $1.00 per share.

VWAP Price:	For any scheduled trading day, the volume weighted average price per Share for such day as reported on the relevant Bloomberg Screen “WWAC <Equity> AQR SEC” (or any successor thereto), or if such price is not so reported on such trading day for any reason or is erroneous, the VWAP Price shall be as reasonably determined by the Calculation Agent.

Dilutive Offering Reset	To the extent the Counterparty, after the date hereof, sells, enters any agreement to sell or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any other disposition or issuance) any Shares or any securities of the Counterparty or any of its subsidiaries which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares, at an effective price per share less than the then existing Reset Price then the Reset Price shall be modified to equal such reduced price. For the avoidance of doubt, the following shall not result in or constitute a Dilutive Offering Reset: (i) the issuance or transfer of any Bonus Shares (as defined in the BCA) to holders of Shares in conjunction with the Business Combination closing; (ii) the issuance of any Shares in conjunction with any exchanges pursuant to the Exchange Agreements (as defined in the BCA); (iii) the issuance of Shares in the PIPE (as defined in the BCA) or any other financing or subscription agreement entered into in connection with the closing of the Business Combination; (iv) the issuance of any Shares in connection with any merger, business combination or other acquisition of assets; (v) any adjustment to the Warrant Price (as defined in the Warrant Agreement, dated October 19, 2021, by and between WWAC and Continental Stock Transfer & Trust Company) or (vi) any issuance of any options, restricted shares, restricted share units or other equity-based awards (or the issuance of any Shares upon the settlement of any of the foregoing) under the New ESOP (as defined in the BCA).

Reset Price	The Reset Price shall be $0.25 per share, except as reduced pursuant to a Dilutive Offering Reset.

Seller:	Seller.

Buyer:	Counterparty.

Shares:	Prior to the closing of the Business Combination, Class A ordinary shares, par value $0.0001 per share, of Counterparty (Ticker: “WWAC”) and, after the closing of the Business Combination, the Class A ordinary shares, par value $0.0001 per share, of Aeries Technology, Inc. (Ticker: “AERT”).

Number of Shares:

The sum of (i) the number of Recycled Shares plus (ii) the number of Additional Shares, as specified in the Pricing Date Notice(s), but in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction only as described under “Optional Early Termination”.

Maximum Number of Shares:	1,500,000 Shares

Initial Price:	Equals the Redemption Price (the “Redemption Price”) as defined in Section 49.5 of the Amended and Restated Memorandum and Articles of Association of WWAC, effective as of October 19, 2021, as amended from time to time (the “Articles of Association”).

Recycled Shares:	The number of Shares purchased by Seller from third parties (other than Counterparty) through a broker in the open market or via redemption reversals (other than through Counterparty, including in connection with a separate redemption-reversal agreement between Seller and Counterparty); provided that Seller shall have irrevocably waived all redemption rights with respect to such Shares as provided below in the section captioned “Transactions by Seller in the Shares.” Seller shall specify the number of Recycled Shares in the initial Pricing Date Notice.

Prepayment:

Subject to Counterparty receiving a Pricing Date Notice, Counterparty will pay the Prepayment Amount (subject to the below exception) directly from the Counterparty’s Trust Account maintained by Continental Stock Transfer and Trust Company holding the net proceeds of the sale of the units in Counterparty’s initial public offering and the sale of private placement warrants (the “Trust Account”) to the Seller no later than the Prepayment Date; except that to the extent that the Prepayment Amount is to be paid from the purchase of Additional Shares by Seller, such amount will be netted against such proceeds, with Seller being able to reduce the purchase price for the Additional Shares by the Prepayment Amount with respect to such Additional Shares.

Counterparty shall provide (a) notice to Counterparty’s trustee for the Trust Account of the entrance into this Confirmation no later than one (1) Local Business Day following the Trade Date, with copy to Seller and Seller’s outside legal counsel, and (b) to Seller and Seller’s outside legal counsel a final draft of the flow of funds from the Trust Account one (1) Local Business Day prior to the closing of the Business Combination itemizing the Prepayment Amount due to Seller; provided that Seller shall be invited to attend any closing call in connection with the Business Combination.

Prepayment Amount:	A cash amount equal to (x) the product of (i) the Number of Shares multiplied by (ii) the Initial Price.

Prepayment Date:	Subject to Counterparty receiving the initial Pricing Date Notice, the earlier of (a) one (1) Local Business Day after the closing of the Business Combination and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination.

Variable Obligation:	Not applicable.

Exchanges	The Nasdaq Global Market or Nasdaq Capital Market (Nasdaq), or an alternative Exchange acceptable to Seller upon written confirmation

Related Exchange(s)	All Exchanges

Break-up Fees:	A break-up fee equal to $50,000 (collectively, the “Break-up Fee”) shall be payable by the Counterparty to Seller in the event this Confirmation or the Transaction is terminated by the Counterparty; provided that Counterparty may terminate this Transaction, including the Confirmation, with no liability to Seller, including without limitation the Break-up Fee, upon any Additional Termination Event; provided that notwithstanding any other provision, clause or proviso of this Confirmation, this Transaction, including the Confirmation, may not be terminated by Counterparty after Seller purchases any Recycled Shares after the redemption deadline; provided further that Seller hereby waives any and all right, title and interest, or any claim of any kind they have or may have, in or to any monies held in the Counterparty’s Trust Account and agrees not to seek recourse against the Trust Account, in each case, as a result of, or arising out of, this Transaction; provided, however, that nothing in the foregoing waiver shall (x) serve to limit or prohibit Seller’s right to pursue a claim against the Counterparty for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Seller may have in the future against the Counterparty’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds), (z) be deemed to limit Seller’s right, title, interest or claim to the Trust Account by virtue of such Seller’s record or beneficial ownership of securities of the Counterparty acquired by any means other than pursuant to this Transaction or (aa) serve to limit Seller’s redemption right with respect to any such securities of Seller other than during the term of this Confirmation. The Breakup Fee is not intended to constitute a liquidated damages provision, and it will be payable in addition to any other amount due and payable to Seller as a result of the occurrence of an Early Termination Date under the ISDA Master Agreement.

Payment Dates:	Following the Business Combination the last day of each week or, if such date is not a Local Business Day, the next following Local Business Day, until the Maturity Date.

Reimbursement of Legal Fees and Other Expenses:	Together with the Prepayment Amount, Counterparty shall pay to Seller an amount equal to the reasonable and documented attorney fees and other reasonable out-of-pocket expenses related thereto actually incurred by Seller or its affiliates in connection with this Transaction not to exceed (a) $50,000, and (b) expenses actually incurred in connection with the acquisition of the Recycled Shares in an amount not to exceed $0.05 per Share and $0.03 per disposition of each Share.

Settlement Terms

Settlement Method Election:	Not Applicable.

Settlement Method:	Physical Settlement.

Settlement Currency:	USD.

Settlement Date:	Two (2) Local Business Days following the Valuation Date.

Excess Dividend Amount	Ex Amount.

Optional Early Termination:	From time to time and on any date following the Business Combination (any such date, an “OET Date”) and subject to the terms and conditions below, Seller may, in its absolute discretion, terminate the Transaction in whole or in part so long as Seller provides written notice to Counterparty (the “OET Notice”), no later than the later of (a) the fifth Local Business Day following the OET Date and (b) the first Payment Date after the OET Date which shall specify the quantity by which the Number of Shares is to be reduced (such quantity, the “Terminated Shares”) provided that “Terminated Shares” includes only such quantity of Shares by which the Number of Shares is to be reduced and included in an OET Notice and does not include any sales of Shares (other than Recycled Shares and Additional Shares), which Shares will not be included in any OET Notice or included in the definition, or when calculating the number, of Terminated Shares. The effect of an OET Notice given shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, Counterparty shall be entitled to an amount from Seller, and Seller shall pay to Counterparty an amount, equal to the product of (x) the number of Terminated Shares multiplied by (y) the Reset Price in respect of such OET Date (an “Early Termination Obligation”); provided that Seller shall pay certain of the Early Termination Obligation to the accounts and in the amounts as directed by Counterparty. The remainder of the Transaction, if any, shall continue in accordance with its terms; provided that if the OET Date is also the stated Valuation Date, the remainder of the Transaction shall be settled in accordance with the other provisions of “Settlement Terms.” The Seller shall pay to Counterparty any and all unsatisfied Early Termination Obligations, calculated as of the last day of each calendar month, on the first Local Business Day following such day; provided that Seller shall be under no obligation to settle an Early Termination Obligation set forth in an OET Notice prior to one (1) Local Business Day following the settlement of the Share sale(s) covered in such OET Notice.

Notwithstanding anything to the contrary, Seller shall not deliver any OET Notice to terminate the Transaction as described above if the Shares are traded below $1.75 per share on the Exchange.

Maturity Consideration:	The “Maturity Consideration” means an amount equal to the product of (1) (a) the Number of Shares less (b) the number of Terminated Shares, multiplied by (2) $2.50. In the event the Maturity Date is determined by clause (a) or (b) of Valuation Date, on such Maturity Date, Seller shall be entitled to receive the Maturity Consideration in cash or, at the option of Seller (other than in the case of a Delisting Event and subject to compliance with applicable state and federal securities laws and Exchange listing rules), in the form of Shares based on the average daily VWAP Price over 30 scheduled trading days ending on the Maturity Date (such shares to be paid as Maturity Consideration, the “Maturity Shares”); provided that the Maturity Shares used to pay the Maturity Consideration (i) (a) will be registered for resale under an effective registration statement pursuant to the Securities Act under which Seller may sell or transfer the Shares within 60 days after the Maturity Date (or 125 days if the Commission notifies the Counterparty that it will “review” the registration statement registering the Maturity Shares), or (b) may be transferred by Seller without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2)) or the volume and manner of sale limitations under Rule 144 under the Securities Act and (ii) bear no restrictive legend (collectively, (i) and (ii) above, the “Share Conditions”); provided further that if the Maturity Shares do not satisfy the Share Conditions, Seller shall instead receive such number of Shares equal to the product of (a) two (2) multiplied by (b) the (i) the Number of Shares less (ii) the number of Terminated Shares, (the “Penalty Shares”); provided further that if the Penalty Shares satisfy the Share Conditions within 170 days after the Maturity Date, Seller shall return to Counterparty such number of Penalty Shares that are valued in excess of Maturity Consideration based on the 10-day VWAP ending on the date that such Shares satisfied the Share Conditions. Counterparty, at Sellers’s option, will pay the Maturity Consideration on a net basis such that Seller retains a number of shares due to Counterparty upon the Maturity Date equal to the number of Maturity Shares or Penalty Shares payable to Seller, only to the extent the Number of Shares due to Counterparty upon the Maturity Date are equal to or more than the number of Maturity Shares or Penalty Shares payable to Seller, with any Maturity Consideration remaining due to be paid to Seller in newly issued Shares.

Share Registration

At the written request of Seller and no earlier than the Counterparty’s redemption deadline and no later than the Maturity Date (the “Registration Request”), within forty-five (45) calendar days of the Registration Request, Counterparty shall file (at Counterparty’s sole cost and expense) with the Commission a registration statement registering the resale of all shares held by the Seller, including the Recycled Shares and any Additional Shares (the “Registration Statement”), and have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or 125th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) following the Registration Request and (ii) the 5th Local Business Day after the date the Counterparty is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within two (2) Local Business Days thereafter, the Counterparty shall file the final prospectus under Rule 424 of the Securities Act of 1933, as amended containing a “plan of distribution” reasonably agreeable to Seller. Counterparty shall not identify Seller as a statutory underwriter in the Registration Statement unless requested by the Commission. The Counterparty will use its reasonable best efforts to keep the Registration Statement covering the resale of the shares as described above continuously effective (except for customary blackout periods, up to twice per year and for a total of up to 15 calendar days (and not more than 10 calendar days in an occurrence), if and when the Counterparty is in possession of material non-public information the disclosure of which, in the good faith judgment of the Counterparty’s board of directors, would be prejudicial, and the Counterparty agrees to promptly notify Seller of any such blackout determination) until all such shares have been sold or may be transferred without any restrictions including the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2)) or the volume and manner of sale limitations under Rule 144 under the Securities Act; provided that Counterparty covenants and agrees to make all necessary filings, amendments, supplements and submissions in furtherance of the foregoing, including to register all of Seller’s Shares for resale; provided that it shall be a “Registration Failure” if (a) the Registration Statement covering all of the shares described above in this section is not declared effective after the 60th calendar day (or 125th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement) after the Registration Request), provided, however, that in the event the Commission issues or effects any written rules related to special purpose acquisition companies that would reasonably affect the timing of the effectiveness of the Registration Statement and such rules become effective following the Trade Date and prior to the effectiveness of the Registration Statement, such number of calendar days in this subsection (a) shall be changed to the 125th calendar day (or 180th calendar day if the Commission notifies the Counterparty that it will “review” the Registration Statement), or (b) the Registration Statement after it is declared effective ceases to be continuously effective (subject to the blackout periods as indicated above) as set forth in the preceding sentence for more than 45 consecutive calendar days, provided, that (x) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (y) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of business days that the Commission remains closed for. Seller will promptly deliver customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection with the Registration Statement, including those related to selling shareholders and to respond to comments by the staff of the Commission. If requested by Seller, the Counterparty shall within five (5) Local Business Days of receipt of such request, subject to receipt of a legal opinion of Counterparty’s counsel, instruct its transfer agent to remove any restrictive legend with respect to transfers under the Securities Act from any and all Shares held by Seller if (1) the Registration Statement is and continues to be effective under the Securities Act, (2) such Shares are sold or transferred pursuant to Rule 144 under the Securities Act (subject to all applicable requirements of Rule 144 being met), or (3) such Shares are eligible for sale under Rule 144, without the requirement for the Counterparty to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as to the Shares and without volume or manner-of-sale restrictions; provided that Seller shall have timely provided customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent in connection therewith. Any reasonable and documented fees (with respect to the transfer agent or Counterparty’s counsel) associated with the issuance of any legal opinion required by the Counterparty’s transfer agent or the removal of such legend shall be borne by the Counterparty. If a legend is no longer required pursuant to the foregoing, the Counterparty will, no later than five (5) Local Business Days following the delivery by Seller to the Counterparty or the transfer agent (with notice to the Counterparty) of customary representations and other documentation reasonably acceptable to the Counterparty, its counsel and/or its transfer agent, remove the restrictive legend related to the book entry account holding the Shares and make a new, unlegended book entry for the Shares.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.

Extraordinary Events:

Consequences of Merger Events involving Counterparty:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Cancellation and Payment.

Share-for-Combined:	Component Adjustment.

Tender Offer:	Applicable; provided, however, that Section 12.1(d) of the Equity Definitions is hereby amended by (i) replacing the reference therein to “10%” with “25%” and (ii) adding “, or of the outstanding Shares,” before “of the Issuer” in the fourth line thereof. Sections 12.1(e) and 12.1(l)(ii) of the Equity Definitions are hereby amended by adding “or Shares, as applicable,” after “voting Shares”.

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment.

Share-for-Other:	Calculation Agent Adjustment.

Share-for-Combined:	Calculation Agent Adjustment.

Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market, Nasdaq Capital Market or the Nasdaq Global Market (or their respective successors) or such other exchange or quotation system which, in the determination of the Calculation Agent, has liquidity comparable to the aforementioned exchanges; if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Business Combination Exclusion:	Notwithstanding the foregoing or any other provision herein, the parties agree that the Business Combination shall not constitute a Merger Event, Tender Offer, Delisting or any other Extraordinary Event hereunder.

Additional Disruption Events:

(a) Change in Law:	Applicable; provided that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by adding the words “(including, for the avoidance of doubt and without limitation, adoption or promulgation of new regulations authorized or mandated by existing statute)” after the word “regulation” in the second line thereof.

(b) Failure to Deliver:	Not Applicable.

(c) Insolvency Filing:	Applicable.

(d) Hedging Disruption:	Not Applicable.

(e) Increased Cost of Hedging:	Not Applicable.

(f) Loss of Stock Borrow:	Not Applicable.

(g) Increased Cost of Stock Borrow:	Not Applicable.

Determining Party:	For all applicable events, Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Determining Party, in which case a Third Party Dealer (as defined below) in the relevant market selected by Counterparty will be the Determining Party.

Additional Provisions:

Calculation Agent:	Seller, unless (i) an Event of Default, Potential Event of Default or Termination Event has occurred and is continuing with respect to Seller, or (ii) if Seller fails to perform its obligations as Calculation Agent, in which case an unaffiliated leading dealer in the relevant market selected by Counterparty in its sole discretion will be the Calculation Agent.

In the event that a party (the “Disputing Party”) does not agree with any determination made (or the failure to make any determination) by the Calculation Agent, the Disputing Party shall have the right to require that the Calculation Agent have such determination reviewed by a disinterested third party that is a dealer in derivatives of the type that is the subject of the dispute and that is not an Affiliate of either party (a “Third Party Dealer”). Such Third Party Dealer shall be jointly selected by the parties within one (1) Local Business Day after the Disputing Party’s exercise of its rights hereunder (once selected, such Third Party Dealer shall be the “Substitute Calculation Agent”). If the parties are unable to agree on a Substitute Calculation Agent within the prescribed time, each of the parties shall elect a Third Party Dealer and such two dealers shall agree on a Third Party Dealer by the end of the subsequent Local Business Day. Such Third Party Dealer shall be deemed to be the Substitute Calculation Agent. Any exercise by the Disputing Party of its rights hereunder must be in writing and shall be delivered to the Calculation Agent not later than the third Local Business Day following the Local Business Day on which the Calculation Agent notifies the Disputing Party of any determination made (or of the failure to make any determination). Any determination by the Substitute Calculation Agent shall be binding in the absence of manifest error and shall be made as soon as possible but no later than the second Local Business Day following the Substitute Calculation Agent’s appointment. The costs of such Substitute Calculation Agent shall be borne by (a) the Disputing Party if the Substitute Calculation Agent substantially agrees with the Calculation Agent or (b) the non-Disputing Party if the Substitute Calculation Agent does not substantially agree with the Calculation Agent. If, after following the procedures and within the specified time frames set forth above, a binding determination is not achieved, the original determination of the Calculation Agent shall apply.

Non-Reliance:	Applicable.

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable.

Additional Acknowledgements:	Applicable.

Schedule Provisions:

Specified Entity:	In relation to both Seller and Counterparty for the purpose of:

Section 5(a)(v), Not Applicable

Section 5(a)(vi), Not Applicable

Section 5(a)(vii), Not Applicable

Cross-Default	The “Cross-Default” provisions of Section 5(a)(vi) of the ISDA Form will not apply to either party.

Credit Event Upon Merger	The “Credit Event Upon Merger” provisions of Section 5(b)(v) of the ISDA Form will not apply to either party.

Automatic Early Termination:	The “Automatic Early Termination” of Section 6(a) of the ISDA Form will not apply to either party.

Termination Currency:	United States Dollars.

Additional Termination Events:	Will apply to Seller and to Counterparty. The occurrence of any of the following events shall constitute an Additional Termination Event in respect of which Seller shall be the Affected Party; provided, that if the BCA is terminated pursuant to its terms prior to the closing of the Business Combination, Seller and Counterparty shall each be Affected Parties, and notwithstanding any other provision of the ISDA Form or this Confirmation, the rights and obligations of the parties in connection with any such Additional Termination Event shall be solely as set forth under the caption “—Break-up Fees”:

The BCA is terminated pursuant to its terms prior to the closing of the Business Combination;

A material and uncured breach of the FPA Funding Amount PIPE Subscription Agreement by Counterparty or Seller, respectively; and

Upon the occurrence of any Company Material Adverse Effect, as defined in Section 3(a) of the FPA Funding Amount PIPE Subscription Agreement.

Notwithstanding the foregoing, Counterparty’s obligations set forth under the captions, “Reimbursement of Legal Fees and Other Expenses,” and “Other Provisions — (d) Indemnification” shall survive any termination due to the occurrence of the foregoing Additional Termination Events.

Governing Law:	New York law (without reference to choice of law doctrine other than Sections 5-1401 and 5-1402 of the General Obligations Law).

Credit Support Provider:	With respect to Seller and Counterparty, None.

Local Business Days:	Seller specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York. Counterparty specifies the following places for the purposes of the definition of Local Business Day as it applies to it: New York.

Representations, Warranties and Covenants

1.	Each of Counterparty and Seller represents and warrants to, and covenants and agrees with, the other as of the date on which it enters into the Transaction that (in the absence of any written agreement between the parties that expressly imposes affirmative obligations to the contrary for the Transaction):

(a)	Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction will not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the other party will be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)	Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Non-Public Information. It is in compliance with Section 10(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(d)	Eligible Contract Participant. It is an “eligible contract participant” under, and as defined in, the Commodity Exchange Act (7 U.S.C. § 1a(18)) and CFTC regulations (17 CFR § 1.3).

(e)	Tax Characterization. It shall treat the Transaction as a derivative financial contract for U.S. federal income tax purposes, and it shall not take any action or tax return filing position contrary to this characterization.

(f)	Private Placement. It (i) is an “accredited investor” as such term is defined in Regulation D as promulgated under the Securities Act, (ii) is entering into the Transaction for its own account without a view to the distribution or resale thereof and (iii) understands that the assignment, transfer or other disposition of the Transaction has not been and will not be registered under the Securities Act.

(g)	Investment Company Act. It is not and, after giving effect to the Transaction, will not be required to register as an “investment company” under, and as such term is defined in, the Investment Company Act of 1940, as amended.

(h)	Authorization. The Transaction, including this Confirmation, has been entered into pursuant to authority granted by its board of directors or other governing authority. It has no internal policy, whether written or oral, that would prohibit it from entering into any aspect of the Transaction, including, but not limited to, the purchase of Shares to be made in connection therewith.

(i)	Affiliate Status. It is the intention of the parties hereto that Seller shall not be an “affiliate” (as such term is defined in Rule 405 under the Securities Act) of the Counterparty including WWAC or the Counterparty following the closing of the Business Combination, as a result of the transactions contemplated hereunder.

2.	Counterparty represents and warrants to, and covenants and agrees with Seller as of the date on which it enters into the Transaction that:

(a)	Total Assets. WWAC has total assets as of the Trade Date and expects to have as of the closing of the Business Combination of at least USD $5,000,001.

(b)	Non-Reliance. Without limiting the generality of Section 13.1 of the Equity Definitions, Counterparty acknowledges that Seller is not making any representations or warranties or taking any position or expressing any view with respect to the treatment of the Transaction under any accounting standards.

(c)	Solvency. Counterparty is, and shall be as of the date of any payment or delivery by Counterparty under the Transaction, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages. Counterparty: (i) has not engaged in and will not engage in any business or transaction after which the property remaining with it will be unreasonably small in relation to its business, (ii) has not incurred and does not intend to incur debts beyond its ability to pay as they mature, and (iii) as a result of entering into and performing its obligations under the Transaction, (a) it has not violated and will not violate any relevant state law provision applicable to the acquisition or redemption by an issuer of its own securities and (b) it would not be nor would it be rendered “insolvent” (as such term is defined under Section 101(32) of the Bankruptcy Code or under any other applicable local insolvency regime).

(d)	Public Reports. As of the Trade Date, Counterparty is in material compliance with its reporting obligations under the Exchange Act, and all reports and other documents filed by Counterparty with the Securities and Exchange Commission pursuant to the Exchange Act, when considered as a whole (with the most recent such reports and documents deemed to amend inconsistent statements contained in any earlier such reports and documents), do not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e)	No Distribution. Except with respect to any Shares that may be offered and sold pursuant to the Registration Statement, Counterparty is not entering into the Transaction to facilitate a distribution of the Shares (or any security that may be converted into or exercised or exchanged for Shares, or whose value under its terms may in whole or in significant part be determined by the value of the Shares) or in connection with any future issuance of securities.

(f)	SEC Documents. The Counterparty shall comply with the Securities and Exchange Commission’s guidance, including Compliance and Disclosure Interpretation No. 166.01, for all relevant disclosure in connection with this Confirmation and the Transaction, and will not file with the Securities and Exchange Commission any Form 8-K, Registration Statement on Form S-4 (or Form F-4 (if applicable)) (including any post-effective amendment thereof), proxy statement, or other document that includes any disclosure regarding this Confirmation or the Transaction without consulting with and reasonably considering any comments received from Seller, provided that, no consultation shall be required with respect to any subsequent disclosures that are substantially similar to prior disclosures by Counterparty that were reviewed by Seller.

(g)	Waiver. The Counterparty shall waive any violation of its “bulldog clause” and any other restrictions that would be caused by Seller entering into this Transaction.

(h)	Disclosure. The Counterparty agrees to comply with applicable SEC guidance in respect of disclosure and the Counterparty shall preview with Seller all public disclosure relating to the Transaction and shall consult with Seller to ensure that such public disclosure, including the press release, Form 8-K or other filing that announces the Transaction adequately discloses the material terms and conditions of the Transaction; provided that the Form 8-K shall be publicly filed on the same date that definitive transaction documents are signed.

(i)	Listing. The Counterparty agrees to use its best efforts to maintain the listing of the Shares on a national securities exchange; provided that if the Shares cease to be listed on a national securities exchange or upon the filing of a Form 25 (each a “Delisting Event”), Seller may accelerate the Maturity Date under this Confirmation by delivering notice to the Counterparty and shall be entitled to the Break-up Fees, which shall be due and payable immediately following the Maturity Date.

(j)

Regulatory Filings. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 (if applicable) under the Exchange Act and, assuming the accuracy of Counterparty’s Repurchase Notices (as described under “Repurchase Notices” below) any sales of the Recycled Shares and Additional Shares will be in compliance therewith.

(k)	Regulation M. Counterparty is not on the Trade Date and agrees and covenants that it will not be on any date Seller is purchasing shares that may be included in a Pricing Date Notice, engaged or engaging in a distribution, as such term is used in Regulation M under the Exchange Act, of any securities of Counterparty, other than a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M. Counterparty shall not, until the second scheduled trading day immediately following dates referenced in the preceding sentence, engage in any such distribution.

(l)	Other Agreements. Counterparty covenants and agrees that it has not and will not enter into any other OTC Equity Prepaid Forward Transactions or similar transaction(s) or agreement(s) with any other person(s) without the prior written consent of Seller during the term of this Confirmation, except for those set forth on Schedule B hereto.

(m)	No conflicts. The execution and delivery by the Counterparty of, and the performance by the Counterparty of its obligations under, the Transaction and the Confirmation and the consummation of the transactions contemplated by the Confirmation, including the payments and share issuances hereunder, do not and will not result in any breach or violation of or constitute a default under (nor constitute any event which, with notice, lapse of time or both, would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) (or result in the creation or imposition of a lien, charge or encumbrance on any property or assets of the Counterparty, or any of its subsidiaries pursuant to) (i) any provision of applicable law, (ii) the organizational documents of any of the Counterparty or any of its subsidiaries, (iii) any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument binding upon the Counterparty or any of its subsidiaries, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Counterparty or any of its subsidiaries, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Counterparty of its obligations under the Confirmation, except as have been obtained. In addition, the Counterparty covenants and agrees not to enter into any agreement or other arrangement that would prohibit, restrict or otherwise prevent the Counterparty from performing its obligations hereunder, including the making of any payment or Share issuance to the Seller.

3.	The Counterparty, from and after the Trade Date, covenants and agrees not to incur indebtedness in excess of 4.0x LTM EBITDA, including acquisition target EBITDA on announced transactions, (as a result of incurring additional indebtedness, refinancing of existing indebtedness as of the date hereof, or otherwise) through and including the 90th day following the Prepayment Date without the prior written consent of the Seller, which shall not be unreasonably withheld. Indebtedness shall not include accounts payable at the closing of the Business Combination or otherwise.

4.	Seller represents and warrants to, and covenants and agrees with Counterparty as of the date on which it enters into the Transaction and each other date specified that:

(a)	Regulatory Filings. Seller covenants that it will make all regulatory filings that it is required by law or regulation to make with respect to the Transaction including, without limitation, as may be required by Section 13 or Section 16 (if applicable) under the Exchange Act and, assuming the accuracy of Counterparty’s Repurchase Notices (as described under “Repurchase Notices” below) any sales of the Recycled Shares will be in compliance therewith.

Transactions by Seller in the Shares

(a)

Seller hereby waives the redemption rights (“Redemption Rights”) set forth in the Articles of Association in connection with the Business Combination with respect to the Recycled Shares and the Additional Shares only during the term of this Confirmation. Subject to any restrictions set forth in this Confirmation, Seller may sell or otherwise transfer, loan or dispose of any of the Shares or any other shares or securities of the Counterparty in one or more public or private transactions at any time, subject to applicable law and rules and regulations of the Commission. Any Recycled Shares and the Additional Shares sold by Seller during the term of the Transaction will cease to be included in the Number of Shares.

(b)	No sale of Shares by Seller shall terminate all or any portion of this Confirmation (unless Seller issues an OET Notice within the deadlines contemplated in the section entitled Optional Early Termination above), and provided that Seller complies with all of its other obligations hereunder nothing contained herein shall limit any of Seller’s purchases and sales of Shares.

No Arrangements

Seller and Counterparty each acknowledge and agree that: (i) there are no voting, hedging or settlement arrangements between or among Seller and Counterparty with respect to any Shares or the Counterparty, other than those set forth herein; (ii) although Seller may hedge its risk under the Transaction in any way Seller determines (that does not otherwise violate the terms of this Confirmation), Seller has no obligation to hedge with the purchase, sale or maintenance of any Shares or otherwise; (iii) Counterparty will not be entitled to any voting rights in respect of any of the Shares underlying the Transaction; and (iv) Counterparty will not seek to influence Seller with respect to the voting or disposition of any Shares.

Wall Street Transparency and Accountability Act

In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, nor any similar legal certainty provision in any legislation enacted, or rule or regulation promulgated, on or after the date of this Confirmation, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the ISDA Form, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the ISDA Form.

Address for Notices

Notice to Seller:

Sandia Investment Management LP

201 Washington Street,

Boston, MA 02108

Notice to Counterparty:

Aeries Technology, Inc.

60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore 409051

Attention: Daniel S. Webb

E-mail: Daniel@aeriestechnology.com

Other Provisions.

(a)	Rule 10b5-1.

(i)	Counterparty represents and warrants to Seller that Counterparty is not entering into the Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) for the purpose of inducing the purchase or sale of such securities or otherwise in violation of the Exchange Act, and Counterparty represents and warrants to Seller that Counterparty has not entered into or altered, and agrees that Counterparty will not enter into or alter, any corresponding or hedging transaction or position with respect to the Shares.

(ii)	Counterparty agrees that it will not seek to control or influence Seller’s decision to make any “purchases or sales” under the Transaction, including, without limitation, Seller’s decision to enter into any hedging transactions. Counterparty represents and warrants that it has consulted with its own advisors as to the legal aspects of its adoption and implementation of this Confirmation and the Transaction under the federal securities laws, including without limitation, the prohibitions on manipulative and deceptive devices under the Exchange Act.

(iii)	This Confirmation may be amended at any time by mutual consent. Counterparty acknowledges and agrees that any amendment, modification, waiver or termination of this Confirmation must be effected in accordance with the requirements for the amendment or termination of a written trading plan for trading securities. Without limiting the generality of the foregoing, Counterparty acknowledges and agrees that any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws, including without limitation the prohibition on manipulative and deceptive devises under the Exchange Act and no such amendment, modification or waiver shall be made at any time at which Counterparty or any officer, director, manager or similar person of Counterparty is aware of any material non-public information regarding Counterparty or the Shares.

(b)	Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares (other than in connection with a Counterparty equity compensation program (e.g., to fund taxes in connection with vested RSUs), promptly give Seller a written notice of such repurchase (a “Repurchase Notice”), if following such repurchase, the number of outstanding Shares as determined on such day is (i) less than the number of Shares outstanding that would result in the percentage of total Shares outstanding represented by the number of Shares underlying the Transaction increasing by 0.10% (in the case of the first such notice) or (ii) thereafter more than the number of Shares that would need to be repurchased to result in the percentage of total Shares outstanding represented by the number of Shares underlying the Transaction increasing by a further 0.10% less than the number of Shares included in the immediately preceding Repurchase Notice; provided that Counterparty agrees that this information does not constitute material non-public information; provided further if this information shall be material non-public information, it shall publicly disclosed immediately. Counterparty agrees to indemnify and hold harmless Seller and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to Seller’s hedging activities as a consequence of remaining or becoming a Section 16 “insider” following the closing of the Business Combination, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to the Transaction), claims, damages, judgments, liabilities and reasonable and documented out-of-pocket expenses (including reasonable and documented attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide Seller with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within thirty (30) days, upon written request, each of such Indemnified Persons for any reasonable and documented legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing; provided, however, for the avoidance of doubt, Counterparty has no indemnification or other obligations with respect to Seller becoming a Section 16 “insider” prior to the closing of the Business Combination. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide Seller with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff,

Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of the Transaction.

(c)	Transfer or Assignment. The rights and duties under this Confirmation may not be transferred or assigned by any party hereto without the prior written consent of the other party, such consent not to be unreasonably withheld.

(d)	Indemnification. Counterparty agrees to indemnify and hold harmless each Indemnified Person from and against any and all losses (but not including financial losses to an Indemnified Person relating to the economic terms of the Transaction provided that the Counterparty performs its obligations under this Confirmation in accordance with its terms), claims, damages and liabilities (or actions in respect thereof) expenses (including reasonable attorney’s fees), joint or several, incurred by or asserted against such Indemnified Person arising out of, in connection with, or relating to, and to reimburse, within thirty (30) days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, whether arising out of any action between any of the Indemnified Parties and the Counterparty or between any of the Indemnified Parties and any third party, or otherwise) to which they or any of them may become subject under the Securities Act, the Exchange Act or any other statute or at common law or otherwise or under the laws of foreign countries, arising out of or based upon the Transaction, including the execution or delivery of this Confirmation, the performance by Counterparty of its obligations under the Transaction, any breach of any covenant, representation or warranty made by Counterparty in this Confirmation or the ISDA Form, regulatory filings and submissions made by or on behalf of the Counterparty related to the Transaction (other than as relates to any information provided in writing by or on behalf of Seller or its affiliates), or the consummation of the transactions contemplated hereby, including the Registration Statement or any untrue statement or alleged untrue statement of a material fact contained in any registration statement, press release, filings or other document, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is related to the manner in which Seller sells, or arising out of any sales by Seller of, any Shares, including the Recycled Shares or found in a nonappealable judgment by a court of competent jurisdiction to have resulted from Seller’s material breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from Seller’s willful misconduct, bad faith or gross negligence in performing the services that are subject of the Transaction. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold harmless any Indemnified Person, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Person as a result of such loss, claim, damage or liability. In addition (and in addition to any other Reimbursement of Legal Fees and other Expenses contemplated by this Confirmation), Counterparty will reimburse any Indemnified Person for all reasonable, out-of-pocket, expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Person is a party thereto and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty also agrees that no Indemnified Person shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result from such Indemnified Person’s breach of any covenant, representation or other obligation in this Confirmation or the ISDA Form or from the gross negligence, willful misconduct or bad faith of the Indemnified Person or breach of any U.S. federal or state securities laws or the rules, regulations or applicable interpretations of the Securities and Exchange Commission. The provisions of this paragraph shall survive the completion of the Transaction contemplated by this Confirmation and any assignment and/or delegation of the Transaction made pursuant to the ISDA Form or this Confirmation shall inure to the benefit of any permitted assignee of Seller.

(e)	Amendments to Equity Definitions.

(i)	Section 12.6(a)(ii) of the Equity Definitions is hereby amended by (i) deleting from the fourth line thereof the word “or” after the word “official” and inserting a comma therefor, and (ii) deleting the semi-colon at the end of subsection (B) thereof and inserting the following words therefor “or (C) the occurrence of any of the events specified in Section 5(a)(vii)(1) through (9) of the ISDA Form with respect to that Issuer.”; and

(ii)	Section 12.6(c)(ii) of the Equity Definitions is hereby amended by replacing the words “the Transaction will be cancelled,” in the first line with the words “Seller will have the right, which it must exercise or refrain from exercising, as applicable, in good faith acting in a commercially reasonable manner, to cancel the Transaction,”;

(f)	Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(g)	Attorney and Other Fees. Subject to clause (d) Indemnification (above), in the event of any legal action initiated by any party arising under or out of, in connection with or in respect of, this Confirmation or the Transaction, the prevailing party shall be entitled to reasonable and documented attorneys’ fees, costs and expenses incurred in such action, as determined and fixed by the court.

(h)	Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(i)	Securities Contract; Swap Agreement. The parties hereto intend for (i) the Transaction to be (a) a “securities contract” as defined in the Bankruptcy Code, in which case each payment and delivery made pursuant to the Transaction is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “settlement payment,” within the meaning of Section 546 of the Bankruptcy Code, and (b) a “swap agreement” as defined in the Bankruptcy Code, with respect to which each payment and delivery hereunder or in connection herewith is a “termination value,” “payment amount” or “other transfer obligation” within the meaning of Section 362 of the Bankruptcy Code and a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code and a “payment or other transfer of property” within the meaning of Sections 362 and 546 of the Bankruptcy Code, and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code, (ii) a party’s right to liquidate, terminate and accelerate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the ISDA Form with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code, and (iii) each payment and delivery of cash, securities or other property hereunder to otherwise constitute a “margin payment” or “settlement payment” and a “transfer” as defined in the Bankruptcy Code.

(j)	Process Agent. For the purposes of Section 13(c) of the ISDA Form:

Seller appoints as its Process Agent: None

Counterparty appoints as its Process Agent: None.

PIPE Subscription Agreements:	The Counterparty and Seller have entered into a subscription agreement for the purchase by Seller of the Additional Shares (the “FPA Funding Amount PIPE Subscription Agreement”), and to the extent that the Seller is unable to acquire all of the Additional Shares prior to the closing of the Business Combination, from time to time will enter into additional FPA Funding PIPE Subscription Agreement(s) for the purchase by Seller of the remaining Additional Shares. As of the date of the Prior Amendment, the FPA Funding Amount PIPE Subscription Agreement is in full force and effect and is legal, valid and binding upon the Counterparty and, to the knowledge of the Counterparty, the Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Seller shall purchase pursuant to the FPA Funding Amount PIPE Subscription Agreement, Additional Shares in an amount no less than the Maximum Number of Shares less the Recycled Shares; provided, however, that Seller shall not be required to purchase an amount of Additional Shares such that following the issuance of Additional Shares, its ownership would exceed 9.9% ownership of the total Shares outstanding immediately after giving effect to such issuance unless Seller, at its sole discretion, waives such 9.9% ownership limitation.

Additional Shares:	The Seller will purchase Additional Shares from the Counterparty at any date prior to the Valuation Date at the Initial Price, with such number of Shares to be specified in a Pricing Date Notice as Additional Shares subject to 9.9% ownership limitations which may be waived by Seller at its sole discretion; provided that such number of Additional Shares that may be purchased from the Counterparty shall not exceed (x) the Maximum Number of Shares, minus (y) the Recycled Shares. For the avoidance of doubt, any Additional Shares purchased by Seller will be included in the Number of Shares for all purposes.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing a copy of this Confirmation and returning it to us at your earliest convenience.

Very truly yours,

Sandia Investment Management LP, acting as

Investment Manager on behalf of the below Investors:

Diametric True Alpha Market Neutral Master Fund, LP

Diametric True Alpha Enhanced Market Neutral Master Fund, LP

By:	/s/ Thomas J. Cagna
Name:	Thomas J. Cagna
Title:	COO, CFO & CCO

Agreed and accepted by:

Aeries Technology, Inc.

By:	/s/ Sudhir Panikassery
Name:	Sudhir Panikassery
Title:	Chief Executive Officer

SCHEDULE A

FORM OF PRICING DATE NOTICE

Date:	[●], 2023

To:	Worldwide Webb Acquisition Corp. (“Counterparty”)

Address:	770 E Technology Way F13-16, Orem, UT 84097

Phone:	(415) 629-9066

From:	[●]

Re:	OTC Equity Prepaid Forward Transaction

1. This Pricing Date Notice supplements, forms part of, and is subject to the Confirmation Re: OTC Equity Prepaid Forward Transaction dated as of November 3, 2023 (the “Confirmation”) between Counterparty and Seller, as amended and supplemented from time to time. All provisions contained in the Confirmation govern this Pricing Date Notice except as expressly modified below.

2. The purpose of this Pricing Date Notice is to confirm certain terms and conditions of the Transaction entered into between Seller and Counterparty pursuant to the Confirmation.

Pricing Date: [●], 2023

Number of Recycled Shares: [●]

Number of Additional Shares: [●]

Number of Shares: [●]

Sch. A-1

SCHEDULE B

[To come.]

Sch B-1

Exhibit 10.2

SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release (this “Agreement”) by and between Aeries Technology Solutions, Inc. and Aeries Technology Inc. (hereinafter “Employer”), and Rajeev Nair (hereinafter “Employee” and, together with the Employer, the “Parties”) is entered into as of the date appearing on the signature page hereof (the “Signature Date”).

Statement of Purpose:

WHEREAS, On November 6, 2023, Employee began working for Employer as its Chief Financial Officer in an employment relationship pursuant to a November 6, 2023 Employment Agreement, (the “Original Employment Agreement”) and any amendments thereto, including but not limited to the June 12, 2024 Amendment No. 1 to Employment Agreement (together with the Original Employment Agreement, the “Employment Agreement”);

WHEREAS, Employee’s employment with Employer will be terminated without cause effective November 29, 2024;

WHEREAS, Employee has agreed to fully and finally resolve any and all claims, issues, demands, causes of action and/or controversies Employee may have against Employer under the terms and conditions contained herein;

WHEREAS, this Agreement constitutes the release agreement referenced in Section 4(d) of the Employment Agreement.

Therefore, in exchange for the agreed upon, good and valuable consideration contained herein, the Parties agree as follows:

1. Termination of Employment. Employee’s employment with Employer will end on November 29, 2024 (the “Separation Date”). Employee shall have no authority to act on behalf of Employer or to bind it in any way after the Separation Date. As of the Separation Date, Employee shall (i) cease serving as an officer of Employer and any of its affiliates, and (ii) cease serving as a fiduciary of any employee benefit plan of Employer or and of its affiliates.

2. Payment Through Separation Date. Employer shall pay Employee compensation and benefits to which Employee is otherwise entitled as an employee of Employer, at Employee’s current rate and status, for all time worked through the Separation Date, whether or not Employee signs this Agreement. Employer shall also pay Employee all accrued but unused paid vacation time, which as of the Separation Date totals 16 days of paid vacation time.

Subject to the terms of this Agreement, Employee acknowledges and agrees that, after the Separation Date, Employee retains no rights to receive any additional compensation, payments, bonuses, or benefits from Employer.

Nothing in this Agreement shall affect any vested benefits that Employee is entitled to receive under any other applicable employee benefit plan not otherwise covered in this Agreement. Vested benefits under applicable employee benefit plans remain governed by the terms of those plans. Pursuant to Employee’s rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), after the Separation Date, Employee will have the opportunity to elect to continue any group medical, dental, and vision coverage for Employee and any eligible dependents, if applicable.

3. Severance Payments. Provided that, within twenty-one (21) days of Employee’s receipt of this Agreement, Employee delivers to Employer, and does not revoke, a fully executed copy of this Agreement and permits it to become effective in accordance with its terms, and provided that Employee complies with and performs all material terms of this Agreement and does not revoke this Agreement, Employer shall pay the Employee a severance payment of equal to twelve (12) months of the Employee’s annual base salary as in effect on the Separation Date (the “Base Salary”) and an amount equivalent to Employee’s annual benefits which amount shall be payable in equal installments (less applicable withholdings and deductions) over a period of twelve (12) months following the Separation Date (the “Severance Payment Period”), and commencing on the first regular payroll date (the “Initial Payment”) occurring on or after the sixtieth (60th) day following the Separation Date (the “Severance Delay Period”); provided, that the Initial Payment shall include payment for any payroll periods which occur during the Severance Delay Period, and the remaining payments shall continue for the remainder of the Severance Payment Period with the same frequency as the Employee’s Base Salary was paid prior to such termination. Employee expressly agrees and acknowledges that the payments or benefits provided by the Employer under this Section 3 are not otherwise due or owing to Employee under any agreement with Employer or any policy of Employer unless Employee timely signs, does not revoke, and complies with this Agreement. Employee acknowledges and agrees that other than as set forth in this Agreement, Employee retains no right to receive any additional compensation, commissions, payments, bonuses, benefits, attorney’s fees, or other costs or sums from Employer. Employee agrees that the additional compensation to be paid under this Agreement is due solely from Employer and that Insperity PEO Services, L.P. (“Insperity”) has no obligation to pay the additional compensation, even though its payment may be processed through Insperity.

4. Taxes and Withholdings. Employee agrees that he shall be solely responsible for any taxes that may be due and owing by him as a result of any payment of monies under this Agreement and agrees to indemnify and hold harmless Employer against any claim or assessment by any taxing authority for the payment of taxes, fees or penalties resulting from any payment set forth in Sections 2 and/or 3 above and/or resulting tax withholdings applied or not applied to the same. Employee agrees and acknowledges that Employer and its counsel have not made any representations to Employee regarding the tax consequences of any payments or amounts received by him pursuant to this Agreement.

5. Termination of Separation Payment. The payments and benefits provided by Employer under Section 3 may be terminated, revoked, or reduced by Employer as follows:

(a) If Employee has not returned this Agreement signed by Employee on or before the twenty-first (21st) day after Employee receives a copy of it, or if Employee revokes the Agreement during the seven (7) days after signing it, then Employer shall not provide the payments and benefits under Section 3; or

(b) If Employee breaches Employee’s obligations under this Agreement, Employer may immediately terminate all payments and benefits under Section 3 and shall be entitled to repayment of the gross amounts paid pursuant to Section 3, as liquidated and agreed damages, without limiting Employer’s rights at law or equity.

6. Comprehensive General Release and Waiver.

(a) Parties’ Intent. It is the intent of the Parties that the following comprehensive general release and waiver be construed to effectuate the broadest possible release and/or waiver of rights permitted under the laws of New York, North Carolina, and the United States of America.

(b) General Release of Liability by Employee. Employee, on Employee’s own behalf and on behalf of Employee’s heirs, personal representatives, successors and assigns, hereby releases, waives, and forever discharges Employer, Insperity, and each of their respective current and former parent companies, subsidiaries, and other affiliates and each and every one of their respective present and former directors, officers, members, employees, agents, shareholders, insurers, predecessors, successors and assigns (the “Released Parties”), of and from, to the maximum extent legally permissible, any and all claims, demands, actions, causes of action, damages, costs and expenses which Employee now has or may have by reason of anything occurring, done or omitted to be done as of or prior to the Signature Date including, but not limited to, (i) any and all claims related to Employee’s employment with Employer and the termination of same; (ii) any and all claims arising out of or related to the Employment Agreement; (iii) any and all claims for breach of any express or implied contract, whether written or oral, interference with contractual relations, wages or benefits owed or additional compensation or benefits other than the compensation and benefits set forth in this Agreement, including but not limited to wages, commissions, deferred compensation, bonuses, incentive compensation, options, equity, phantom equity, or other benefits of any kind; (iv) any and all claims relating to employment practices or policies of Employer or its affiliates; (v) any and all statutory and common law claims arising under any federal, state or local legislation or rules which may be waived by agreement, including, but not limited to, claims under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Employee Retirement Income Security Act, the Equal Pay Act, the Family and Medical Leave Act, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, 42 U.S.C. § 1981, the Worker Adjustment and Retraining Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Worker Benefit Protections Act, any act relating to military service, any and all New York and North Carolina state law claims, including claims under the New York State Human Rights Law, the New York Labor Law (including but not limited to the New York State Worker Adjustment and Retraining Notification Act, all provisions prohibiting discrimination and retaliation, and all provisions regulating wage and hour law), the New York State Correction Law, the New York State Civil Rights Law, Section 125 of the New York Workers’ Compensation Law, the New York City Human Rights Law all as amended, Article 23-A of the New York State Corrections Law, N.Y. Exec. Law § 296(15), the New York City Earned Safe and Sick Time Act, the North Carolina Equal Employment Practices Act, the North Carolina Retaliatory Employment Discrimination Act, the North Carolina Persons with Disabilities Protection Act, the North Carolina Sickle Cell and Hemoglobin Trait Discrimination Act, the North Carolina Genetic Testing and Information Discrimination Act, the North Carolina Use of Lawful Products Discrimination Act, the North Carolina AIDS and HIV Status Discrimination Act, the North Carolina Jury Service Discrimination Act,

the North Carolina Military Service Discrimination Act; and any other federal, state or local law or regulation prohibiting employment discrimination or retaliation based on any protected status or otherwise governing the employment relationship between Employee and Employer, and amendments to these statutes and laws; (vi) claims under the common law, including, but not limited to, negligence, gross negligence and any other tort claims, intentional infliction of emotional distress, wrongful discharge, defamation, assault, battery, invasion of privacy, and false imprisonment; (vii) claims for breach of covenants of fair dealing and good faith; civil conspiracy, duress, promissory or equitable estoppel, fraud, mistake, misrepresentation, violation of public policy, retaliation, personal injury, breach of fiduciary duty, bad faith, and any other wrongful conduct; and (viii) claims under any other federal, state or local laws, statutes, regulations, ordinances, or other similar provisions, except that notwithstanding anything contained in this Section 6, this release does not extend to and has no effect upon (a) any breach of this Agreement; (b) any claims that arise out of events occurring after the Signature Date; (c) claims that arise under any written non-employment-related contractual obligations between Employer or its affiliates and Employee which have not terminated as of the Separation Date by their express terms; (d) claims that arise under a policy or policies of insurance (including director or officer liability insurance) maintained by Employer or its affiliates on behalf of Employee; (e) claims that relate to any indemnification obligations to Employee under Employer’s bylaws, certificate of incorporation, North Carolina law, New York law, or otherwise; (f) any vested benefits that Employee may have pursuant to the terms of any pension or retirement plan sponsored by Employer, subject to and in accordance with the terms of any applicable plan; (g) Employee’s right to file a charge or complaint, or participate in an investigation, with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, or any other federal, state, or local governmental agency or commission (each a “Government Agency”), provided, however, this Agreement does waive Employee’s right to receive any monetary damages associated with any such charge, complaint, investigation or other action; or (d) any claims which cannot by law be released.

(c) Acknowledgement. Employee understands that Employee is releasing potentially unknown claims, and that Employee may have limited knowledge with respect to some of the claims being released. Employee acknowledges that there is a risk that after signing this Agreement, Employee may learn information that might have affected Employee’s decision to enter into this Agreement. Employee assumes this risk in entering into this Agreement. Employee represents and warrants that this release is fairly and knowingly made, that Employee has all necessary authority to enter into this Agreement, and that Employee has not transferred any interest in any claims to any other third party.

(d) Non-Litigation Covenant. Employee further agrees not to sue Employer or any of the Released Parties with regard to any claim released above. Employee understands that the provisions of this Agreement shall not be construed as preventing Employee from filing a charge with the Equal Employment Opportunity Commission or similar agency, only to the extent Employee is permitted to do so by law, notwithstanding any provisions of this Agreement to the contrary. Employee understands that the provisions of this Section 6 mean that Employee cannot bring a lawsuit or arbitration in any forum against the Released Parties for any reason for claims Employee may have as of the date of this Agreement.

(e) Representations and Warranties. Employee represents and warrants that, as of the Signature Date, Employee knows of no legal or regulatory compliance or similar violations or illegal or improper conduct on the part of Employer or any of the Released Parties, or any instance of any of their respective failures to comply with any applicable federal or state laws and regulations. Employee further represents and warrants that Employee has not made any claims or allegations to Employer related to sexual harassment, sex discrimination, or sexual assault, and that none of the payments set forth in this Agreement are related to sexual harassment, sex discrimination, or sexual assault. Employee further represents and warrants that, except as previously discussed (whether orally or in writing) with Employer’s Board of Directors or internal or external Employer counsel, Employee is not aware of any matters for which Employee was responsible or which came to Employee’s attention as an employee of Employer that might give rise to, evidence, or support any claim of illegal conduct, regulatory violation, unlawful discrimination, retaliation, or other cause of action against Employer.

7. Return of Company Property and Protection of Confidential Information.

(a) Employee affirms that Employee has returned to Employer all of Employer’s documents, manuals, plans, work notes, or other business papers and all copies of same, whether paper or electronic, which are in Employee’s possession, along with any and all Employer property, including but not limited to keys, badges, credit cards, fuel cards, computers, cell phones, and company vehicle.

(b) Employee acknowledges that Employee has been given access to certain highly-sensitive confidential and proprietary information related to and used in Employer’s business that is not generally available to the public (“Confidential Information”). Confidential Information does not include any information that is generally available to the public other than as a result of disclosure by Employee in violation of this Agreement or disclosure that the Employee knows is by another party in violation of any other agreement with Employer.

(c) Employee hereby reaffirms Employee’s confidentiality and non-disclosure obligations as set forth in the Restrictive Covenant Agreement. Employee further agrees that Employee shall not disclose Confidential Information to any person, firm, corporation, association or other entity not employed by or affiliated with Employer for any reason or purpose whatsoever and will not use Confidential Information. Employee shall promptly surrender to Employer upon the Separation Date all Confidential Information in Employee’s possession or control, including all passwords used by Employee to access facilities, networks, or phone systems of Employer. Upon the Separation Date, Employee shall cease using any secure website or web portals, e-mail system, or phone system or voicemail system of Employer.

(d) It is acknowledged and agreed that any breach or threatened breach of the provisions of this Section 7 would cause irreparable injury to Employer and that money damages would not provide an adequate remedy to Employer. In the event of a breach or threatened breach by Employee of this Section 7, Employer shall be entitled to an injunction restraining Employee from disclosing Confidential Information, and, further, from accepting employment with or rendering services to any such third party to whom Confidential Information has been disclosed or is threatened to be disclosed by Employee in violation of this Section 7. Nothing contained in this Section 7 shall be construed as prohibiting Employer from pursuing any other equitable or legal remedies for any such breach or threatened breach, including recovery from Employee of any monetary damages that Employer may suffer by reason of any such breach or threatened breach.

(e) Notwithstanding the foregoing, this Section 7 does not prohibit Employee from responding truthfully (i) to any inquiry by any governmental or regulatory agency, (ii) if required by legal process, and then only to the extent required, and provided that Employee gives written notice to Employer prior to the date a response is due and cooperates if any of the Released Parties (as defined below) elects to contest such legal process or (iii) as otherwise required by law. Moreover, Employee will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Additionally, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney and use the trade secret information in the court proceeding if the individual files any document containing the trade secret under seal, and does not disclose the trade secret, except pursuant to court order.

8. Cooperation. Employee shall cooperate with Employer and its counsel in connection with any past, current, or future investigation, administrative or regulatory proceeding, litigation or any other business matter relating to any matter in which Employee was involved or of which Employee has knowledge as a result of Employee’s employment with Employer and/or any Released Parties. Employee specifically agrees to be available at reasonable times and places to assist Employer in the handling of any such business matter or in the defense of any lawsuits or actions asserting claims against Employer, including providing truthful and accurate information and/or testimony.

9. Confidentiality of this Agreement. Employee acknowledges that the terms of this Agreement are confidential. Employee shall not at any time, directly or indirectly, discuss with or disclose to anyone (other than to members of Employee’s immediate family, Employee’s attorneys and tax advisors, or as otherwise required by law or court order) the terms of this Agreement, including the amounts payable hereunder. Nothing in this Agreement or any other policy or agreement between the Employer and the Employee prohibits Employee from reporting possible violations of federal law or regulation to any Government Agency or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Employee does not need the prior authorization of Employer to make any such reports or disclosures, and Employee is not required to notify Employer that Employee has made such reports or disclosures. Nothing in this Agreement prohibits Employee from disclosing the underlying facts or circumstances giving rise to a claim of sexual harassment.

10. Non-Disparagement. Employee shall not, directly or indirectly, orally or in writing, disparage Employer, its subsidiaries, its portfolio companies, its operating units, its divisions, its affiliates and/or any of its services, employees (current and former), officers, directors, members, representatives, agents and/or attorneys in any way or interfere in any way with its relationships with its customers or employees. This Agreement, including the obligations in this Section 10, does not in any way restrict or impede Employee from exercising protected rights to the extent that such rights cannot be waived by agreement; complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized Government Agency; or responding accurately and fully to any request for information to the extent required by legal process or otherwise providing truthful testimony. Employer agrees to instruct its officers and directors not to disparage Employee in any manner likely to be harmful to Employee or Employee’s personal or business reputations or relationships.

11. Protected Activities. Employee understands that the provisions of this Agreement shall not be construed as preventing Employee from filing a charge or complaint with a Government Agency about a potential violation of the law (including criminal conduct or unlawful employment practices), only to the extent Employee is permitted to do so by law, notwithstanding any provisions of this Agreement to the contrary. However, Employee expressly releases, waives, and disclaims any right to compensation or other benefit that may otherwise inure to Employee as a result of any such charge or administrative complaint. Nothing in this Agreement shall limit or be construed as limiting Employee’s (i) exercise of any right under Section 7 of the National Labor Relations Act, (ii) ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to Employer, or (iii) disclosure of the underlying facts of circumstances giving rise to a claim of sexual harassment or sexual assault.

12. Specific Performance. If a court of competent jurisdiction determines that Employee has breached or failed to perform any part of this Agreement or any obligations in the Employment Agreement which survive termination of employment, Employee agrees that Employer shall be entitled to seek injunctive relief to enforce this Agreement, to the extent permitted by applicable law. Employer will not be required to post bond or other security, and will not have the burden of proving actual damages.

13. Benefit of Counsel. The Parties acknowledge that each has been represented in negotiations for, and the preparation of, this Agreement by legal counsel of Employee’s or its own choosing (or has had the opportunity to retain counsel for those purposes), that each has read this Agreement or, has had it read to them and explained by counsel, that each understands and is fully aware of its contents and of its legal effect, and that each is knowingly and voluntarily entering into this Agreement.

14. Compliance with Section 409A. This Agreement is intended to comply with Section 409A of Internal Revenue Code of 1986, as amended (“Section 409A”), to the extent applicable. Notwithstanding any provision herein to the contrary, this Agreement shall be interpreted, operated and administered consistent with this intent. Each separate installment under this Agreement, if any, shall be treated as a separate payment for purposes of determining whether such payment is subject to or exempt from compliance with the requirements of Section 409A. In addition, in the event that Employee is a “specified employee” within the meaning of Section 409A (as determined in accordance with the methodology established by Employer as in effect on the date of termination of Employee’s employment hereunder), any payment or benefits hereunder that are nonqualified deferred compensation subject to the requirements of Section 409A shall be provided to Employee no earlier than six (6) months after the date of Employee’s “separation from service” within the meaning of Section 409A.

15. Applicable Law. This Agreement will be governed and interpreted by the laws of the State of North Carolina without giving effect to any choice or conflict of law principles of any jurisdiction.

16. Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Release shall be governed by, and construed in accordance with, the laws of the State of North Carolina without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina. Except as provided in Section 17, all disputes arising out of or relating to this Agreement shall be resolved in the state or federal courts in Mecklenburg County, North Carolina. The Parties hereby consent to the jurisdiction and venue of such courts and irrevocably waive the necessity of personal service of process and consent to service of process by First Class mail (return receipt requested), UPS next day delivery or a comparable delivery service. Notwithstanding the foregoing, Employer will be entitled to an injunction by any court of competent jurisdiction enjoining and restraining Employee from any employment, service, or other act prohibited by this Agreement.

17. Jurisdiction; Waiver of Jury Trial.

(a) In the event that the Parties are unable to resolve any controversy or claim arising out of or in connection with this Release or breach thereof, any Party may refer the dispute to binding arbitration, which, except as expressly provided hereafter, will be the exclusive venue for resolving such claims. Such arbitration will be administered by the American Arbitration Association (the “AAA”) and governed by North Carolina law. The arbitration will be conducted by a single arbitrator selected by the Parties according to the rules of the AAA. In the event that the Parties fail to agree on the selection of the arbitrator within 30 days after either Party’s request for arbitration, the arbitrator will be chosen by the AAA. The arbitration proceeding will commence on a mutually agreeable date within ninety (90) days after the request for arbitration. The venue for arbitration will be agreed on by the Parties or, in the absence of any agreement, will be in a venue located in Mecklenburg County, North Carolina.

(b) The arbitrator will have no power or authority to make awards or orders granting relief that would not be available to a Party in a court of law. The arbitrator’s award is limited by and must comply with this Release and applicable federal, state and local laws. The decision of the arbitrator will be final and binding on the Parties.

(c) Notwithstanding the foregoing, no claim or controversy for injunctive or equitable relief contemplated by or allowed under applicable law pursuant to Section 12 of this Release will be subject to arbitration under this Section 17, but will instead be subject to determination as provided in Section 16.

(d) AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS RELEASE (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS RELEASE OR THE MATTERS CONTEMPLATED HEREBY.

(e) The Parties may seek to enforce an arbitral award issued pursuant to this Section 17 in any court of competent jurisdiction.

18. Binding Effect. This Agreement will be binding upon and inure to the benefit of Employer, its successors and assigns. This Agreement will be binding upon and inure to the benefit of Employee and Employee’s heirs, executors and administrators. Employee may not assign any of Employee’s rights or obligations under this Agreement without the written consent of Employer.

19. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter addressed herein and supersedes all other agreements or understandings (whether written or oral and whether express or implied) that may exist between the Parties; provided that the Employment Agreement is preserved, including but not limited to the restrictive covenants contained in Section 5 thereof.

20. Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by Employer and Employee. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party.

21. Severability. Each provision of this Agreement is severable from every other provision of this Agreement. Any determination by a court of competent jurisdiction that a provision of this Agreement is invalid or unenforceable will not affect the validity or enforceability of any other provision hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

22. No Admission of Liability. The Parties agree that this Agreement will not be deemed or construed as an admission by any Party of liability or responsibility for any purpose or the validity or invalidity of any claim, counterclaim, demand, or cause of action.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same agreement. Facsimile or PDF reproductions of original signatures shall be deemed binding for the purpose of the execution of this Agreement.

24. Notices. Any notice, requests, demands and other communications to be given to a Party in connection with this Agreement shall be in writing addressed to such Party at such Party’s “Notice Address,” which shall initially be as set forth below:

If to Employer:	Ajay Khare
Chief Revenue Officer and COO – USA
Aeries Technology Solutions, Inc.
5000 CentreGreen Way, Suite 500
Cary, NC 27513

If to Employee:	Rajeev Nair
***

A Party’s Notice Address may be changed or supplemented from time to time by such Party by notice thereof to the other Party as herein provided. Any such notice shall be deemed effectively given to and received by a Party on the first to occur of (a) the date on which such notice is actually delivered (whether by mail, courier, hand delivery, electronic or facsimile transmission or otherwise) to such Party’s Notice Address and addressed to such Party, if such delivery occurs on a business day, or if such delivery occurs on a day which is not a business day, then on the next business day after the date of such delivery, or (b) the date on which such notice is actually received by such Party (or, in the case of a Party that is not an individual, actually received by the individual designated in the Notice Address of such Party). For purposes of the preceding sentence, a “business day” is any day other than a Saturday, Sunday or U.S. federal public legal holiday.

25. Provisions Relating to ADEA Release. Employee represents to Employer that Employee is aware, understands and agrees that:

(a) Employee is voluntarily entering into and signing this Agreement;

(b) The claims waived, released and discharged in the above Section 6 of this Agreement include any and all claims Employee has or may have arising out of or related to Employee’s employment with the Employer and the termination of that employment, including any and all claims under the Age Discrimination in Employment Act (the “ADEA”);

(c) Those claims waived, released and discharged in Section 6 do not include, and Employee is not waiving, releasing or discharging, any claims that may arise after the Signature Date;

(d) The payments provided or to be provided to the Employee, pursuant to the provisions of Section 3 above, constitute consideration that Employee was not entitled to receive before the Effective Date;

(e) Employee was given twenty-one (21) days within which to consider this Agreement;

(f) The Employer hereby advises Employee of Employee’s right to consult with an attorney regarding this Agreement before executing the Agreement and encouraged Employee to exercise that right;

(g) Employee may revoke this Agreement at any time within seven (7) days after the Signature Date, and this document will not become effective or enforceable until the eighth (8th) day after the Signature Date (the “Effective Date”) (on which day this Agreement will automatically become effective and enforceable unless previously revoked within that seven (7) day period); and

(h) EMPLOYEE HAS CAREFULLY READ THIS DOCUMENT, AND FULLY UNDERSTANDS EACH AND EVERY TERM.

[Signature Page Follows]

Aeries Technology Solutions, Inc.		Rajeev Nair

By:	/s/ Sheetal Sawant	/s/ Rajeev Nair
Name:	Sheetal Sawant
Title:	Head – Human Resources
Date:	29 November 2024	Date:	29 November 2024